EXHIBIT 99.1

Election to Equinor's board of directors

In a meeting in the corporate assembly of Equinor ASA (OSE:EQNR, NYSE:EQNR) on 2 June 2025 Dawn Summers was elected as a new member of the board of directors of Equinor ASA.

The corporate assembly re-elected Jon Erik Reinhardsen as chair and Anne Drinkwater as deputy chair of the board, in addition to re-election of Finn Bjørn Ruyter, Haakon Bruun-Hanssen, Mikael Karlsson, Fernanda Lopes Larsen and Tone Hegland Bachke as members of the board of directors. The current member, Jonathan Lewis will resign from the board of directors as of 30 June 2025. Dawn Summers is elected as a new member of the board of directors of Equinor ASA.

The election of the shareholder representatives to the board of directors of Equinor ASA enters into effect from 1 July 2025, with the exception of Dawn Summers who is elected with effect from 1 September 2025, all with effect until the ordinary election of shareholder-representatives to the board of directors in June 2026.

Further, the corporate assembly re-elected Hilde Møllerstad, as employee-representative and elected Frank Indreland Gundersen and Geir Leon Vadheim as new employee-representatives of the board of directors of Equinor ASA. Also, Anette Heggholmen, Terje Werner Hansen and Hans Einar Haldorsen were elected as deputy members for the employee-representatives of the board.

The election of employee-representative members to the board of directors enters into effect from 1 July 2025 and is effective until the ordinary election of employee-representatives to the board of directors in 2027.

Contacts:

  Nils Morten Huseby, chair of the nomination committee
  All enquiries to be directed through Equinor Corporate Press Office,
  Sissel Rinde, +47 412 60 584

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act